UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(CHECK ONE):
[ ] Form 10-K
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q
[ ] Form N-SAR
For Period Ended: December 31, 2000

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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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             READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HERIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Ag-Chem Equipment Co., Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

5720 Smetana Drive
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Address of Principal Executive Office (STREET AND NUMBER)

Minnetonka, MN 55343-9688
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City, State and Zip Code


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 PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will
X be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company as of December 31, 2000, was not in compliance with certain covenants of its lending agreements. The Company believes it will obtain waivers of such violations, however as of February 14, 2001, it did not have signed waivers in hand. It believes it will have such waivers within the next few days.

     The Company believes that its financial statements if presented without such waivers might be misleading if such waivers are, in fact, obtained.

     The Company will file its Form 10-Q no later than February 19, 2001.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Mike Murphy                       952                          933-9006
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(Name)                           (Area Code)                  (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

YES


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YES

     On November 20, 2000 Ag-Chem announced that it agreed to be acquired by AGCO Corporation. The merger agreement specified that bonus payments would be made to certain employees and that Ag-Chem's phantom stock plan would be paid to eligible employees based on AGCO Corporation's purchase price of $25.80 per share. In the first quarter of fiscal 2001, Ag-Chem incurred $3,433 of expenses that were merger related. $2,859 of the merger related expenses was for the accrual the phantom stock program based on Ag-Chem's closing stock price on December 31, 2000 and for a, portion of the bonus payments. The remaining closing costs incurred in the quarter were for legal, audit and financial advisor services. Additional merger costs will be expensed in the second quarter.



                           Ag-Chem Equipment Co., Inc.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 02/14/2001              By /s/ John Retherford
                                -------------------------
                                John Retherford, CFO


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T


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     or apply for an adjustment in filing date pursuant to Rule 13(b) of
     Regulation S-T.